Yalelaan 60	VIA EDGAR
3584 CM Utrecht
The Netherlands

March 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Christie Wong
Mr. Al Pavot
Mr. Chris Edwards
Mr. Tim Buchmiller

Re:	LAVA Therapeutics B.V.
Registration Statement on Form F-1
File No. 333-253795

Acceleration Request
Requested Date: March 24, 2021
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on March 24, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Divakar Gupta, Christian Plaza and Josh Kaufman of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP at +1 212 479 6474, Christian Plaza at + 1 703 456 8006 or Josh Kaufman at +1 212 479 6495. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

LAVA THERAPEUTICS B.V.

By:	/s/ Stephen Hurly
Name: Stephen Hurly.
Title: Chief Executive Officer

cc:	Edward Smith, Chief Financial Officer, LAVA Therapeutics B.V.
Divakar Gupta, Cooley LLP
Christian Plaza, Cooley LLP
Josh Kaufman, Cooley LLP